UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Grid Dynamics Holdings, Inc.
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

39813G109
(CUSIP Number)

ChaSerg Technology Sponsor LLC

533 Airport Boulevard, Suite 400

Burlingame, CA 94010
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 18, 2020
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 85209W 109	13D	Page 2 of 8 pages

1	Names of Reporting Persons. ChaSerg Technology Sponsor LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions): WC
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): ☐
6	Citizenship or Place of Organization. Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 1,090,000
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 1,090,000

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,090,000
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 2.1%
14	Type of Reporting Person (See Instructions) OO

CUSIP No. 85209W 109	13D	Page 3 of 8 pages

1	Names of Reporting Persons. Explorer Parent LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions): WC
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): ☐
6	Citizenship or Place of Organization. Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 5,065,203
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 5,065,203

11	Aggregate Amount Beneficially Owned by Each Reporting Person 5,065,203
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 9.9%
14	Type of Reporting Person (See Instructions) OO

CUSIP No. 85209W 109	13D	Page 4 of 8 pages

1	Names of Reporting Persons. Founder Holdings LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions): WC
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): ☐
6	Citizenship or Place of Organization. Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 5,065,203
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 5,065,203

11	Aggregate Amount Beneficially Owned by Each Reporting Person 5,065,203
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 9.9%
14	Type of Reporting Person (See Instructions) OO

CUSIP No. 85209W 109	13D	Page 5 of 8 pages

Explanatory Note

This Amendment No. 1 to Schedule 13D (this “Amendment No. 1”) amends and supplements the Schedule 13D originally filed with the United States Securities and Exchange Commission (the “SEC”) on October 12, 2018 (the “Schedule 13D”), relating to the shares of Class A common stock, par value $0.0001 value per share (the “Common Stock”), of Grid Dynamics Holdings, Inc. f/k/a ChaSerg Technology Acquisition Corp. (the “Issuer”) beneficially owned by the Reporting Person. Capitalized terms used herein without definition shall have the meaning set forth in the Schedule 13D.

Item 2.	Identity and Background

Item 2 of the Schedule 13D is hereby amended and restated in its entirety as follows:

The Schedule 13D is being filed by the following persons (each a “Reporting Person” and, collectively, the “Reporting Persons”):

ChaSerg Technology Sponsor LLC (“Sponsor”);

Explorer Parent LLC (“Explorer”); and

Founder Holdings LLC (“Founder”).

Sponsor is organized under the laws of the State of Delaware. Explorer and Founder are each organized under the laws of the Cayman Islands. The business address of each Reporting Person is 533 Airport Boulevard, Suite 400, Burlingame, CA, 94010. The principal business of each of the Reporting Persons is investing in securities, including the securities of the Issuer.

Information with respect to the directors and officers of Sponsor, Explorer, and Founder (“collectively, the “Related Persons”), including the name, business address, present principal occupation or employment and citizenship of each of the Related Persons is listed on the attached Schedule A, which is incorporated herein by reference.

During the last five years, none of the Reporting Persons or Related Persons (i) has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

On June 17, 2020, Sponsor effected a distribution in kind of 4,940,000 shares of Common Stock and 265,000 Redeemable Warrants to its limited partners, of which 3,683,703 shares of Common Stock and 265,000 Redeemable Warrants were distributed to Explorer.

CUSIP No. 85209W 109	13D	Page 6 of 8 pages

Item 5.	Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a) – (b)

The following sets forth, as of the date of this Schedule 13D, the aggregate number of shares of Common Stock and percentage of Common Stock beneficially owned by each of the Reporting Persons, as well as the number of shares of Common Stock as to which each Reporting Person has the sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition of or shared power to dispose or to direct the disposition of, as of the date hereof, based on 50,822,423 shares of Common Stock outstanding as of April 30, 2020 and assuming the exchange of all Redeemable Warrants on a one-for-one basis.

Reporting Person	Amount beneficially owned	Percent of class	Sole power to vote or to direct the vote	Shared power to vote or to direct the vote	Sole power to dispose or to direct the disposition	Shared power to dispose or to direct the disposition
ChaSerg Technology Sponsor LLC	1,090,000	2.1%	0	1,090,000	0	1,090,000
Explorer Parent LLC(1)	5,065,203	9.9%	0	5,065,203	0	5,065,203
Founder Holdings LLC(1)	5,065,203	9.9%	0	5,065,203	0	5,065,203

(1)	Amounts include 3,683,703 shares of Common Stock and 265,000 shares of Common Stock issuable upon exercise of Redeemable Warrants.

Sponsor is the record holder of 1,090,000 shares of Common Stock. Explorer is the record holder of 3,683,703 shares of Common Stock and 265,000 Redeemable Warrants. The managing member of Sponsor is Explorer, whose managing member is Founder. By virtue of the relationships between Explorer, Founder and Sponsor, each of Explorer and Founder may be deemed to share beneficial ownership of the securities reported herein. The Related Persons own 13,631 shares of Common Stock in the aggregate, representing less than 1% of the outstanding Common Stock.

(c) On June 9, 2020, in an open market sale, Explorer disposed of 6,454 shares of Common Stock for $9.0024 per share. On June 10, 2020, in an open market sale, Explorer disposed of 46,546 shares of Common Stock for $8.876 per share.

Except as described immediately above and in Item 4, during the past 60 days the Reporting Person has not effected any transactions in the Common Stock.

(d) None.

(e) Not applicable.

CUSIP No. 85209W 109	13D	Page 7 of 8 pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 22, 2020

CHASERG TECHNOLOGY SPONSOR LLC

By:	/s/ Steven Fletcher
Name:	Steven Fletcher
Title:	a Managing Member

EXPLORER PARENT LLC
By: Founder Holdings LLC, its managing member

By:	/s/ Steven Fletcher
Name:	Steven Fletcher
Title:	a Managing Member

By:	/s/ Alex Vieux
Name:	Alex Vieux
Title:	a Managing Member

FOUNDER HOLDINGS LLC

By:	/s/ Steven Fletcher
Name:	Steven Fletcher
Title:	a Managing Member

By:	/s/ Alex Vieux
Name:	Alex Vieux
Title:	a Managing Member

CUSIP No. 85209W 109	13D	Page 8 of 8 pages

SCHEDULE A

The name, present principal occupation or employment, business address and citizenship of each of the executive officers and directors of ChaSerg Technology Sponsor LLC, Explorer Parent LLC, and Founder Holdings LLC are set forth below.

ChaSerg Technology Sponsor LLC

Name	Present Principal Occupation or Employment	Business Address	Citizenship
Steven Fletcher	Principal of Financial Services Firm	533 Airport Boulevard, Suite 400, Burlingame, CA 94010	United States
Alex Vieux	Principal of Financial Services Firm	533 Airport Boulevard, Suite 400, Burlingame, CA 94010	France
Jimmy Fang	Employee of Financial Services Firm	533 Airport Boulevard, Suite 400, Burlingame, CA 94010	United States

Explorer Parent LLC

Name	Present Principal Occupation or Employment	Business Address	Citizenship
Steven Fletcher	Principal of Financial Services Firm	533 Airport Boulevard, Suite 400, Burlingame, CA 94010	United States
Alex Vieux	Principal of Financial Services Firm	533 Airport Boulevard, Suite 400, Burlingame, CA 94010	France

Founder Holdings LLC

Name	Present Principal Occupation or Employment	Business Address	Citizenship
Steven Fletcher	Principal of Financial Services Firm	533 Airport Boulevard, Suite 400, Burlingame, CA 94010	United States
Alex Vieux	Principal of Financial Services Firm	533 Airport Boulevard, Suite 400, Burlingame, CA 94010	France